Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of
Subject Company: 1-10294

On March 7, 2005, Capital One Financial Corporation (“Capital One”) and Hibernia Corporation held a conference call to discuss the acquisition by Capital One of Hibernia Corporation. A copy of the slide presentation referred to throughout the following transcript was filed by Capital One with the Securities and Exchange Commission (the “SEC”) on March 7, 2005 as Exhibit 99.2 to Capital One’s Current Report on Form 8-K and is available at the SEC’s website at www.sec.gov. You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Capital One Financial Corporation, Investor Relations Department, 1680 Capital One Drive, McLean, Virginia 22102, telephone (703) 720-2455 or Hibernia Corporation, 313 Carondelet Street, New Orleans, Louisiana 70130, telephone (504) 533-3333, Attention: Corporate Communications Department.

A copy of the transcript of the call follows:

CORPORATE PARTICIPANTS

Mike Rowen
Capital One — VP IR

Richard Fairbank
Capital One — CEO

Herb Boydstun
Hibernia — CEO

Gary Perlin
Capital One — CFO

PRESENTATION

Operator

Good day, everyone, and welcome to today’s Capital One Financial conference call discussing the acquisition of Hibernia Corporation. Today’s call is being recorded. All lines are currently muted to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS).

I would now like to turn the call over to Mr. Mike Rowen, Vice President of Investor Relations. Please go ahead, sir.

Mike Rowen - Capital One — VP IR

Thank you very much, Michael.

Welcome, everyone, to Capital One’s conference call to discuss the acquisition of Hibernia Corporation. As usual, we’re webcasting live over the Internet. For those of you who would like to access the call on the Internet, please log onto Capital One’s Web site at www.capitalone.com and follow the links from there. A replay will be available beginning Tuesday morning. In addition to the press release, we have released a presentation summarizing the acquisition details and strategic rationale. To access a copy of the presentation, please go to Capital One’s Web site at www.capitalone.com, click on ‘Investors’ and then ‘Presentations’.

Information set forth in this document contains forward-looking statements which involve a number of risks and uncertainties. Capital One and Hibernia caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Capital One and Hibernia, including the future financial and operating results, the new company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Hibernia stockholders to approve the transaction; the risk that the business will not be integrated successfully; the risk that the cost-savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Capital One’s and Hibernia’s filings with the Securities and Exchange Commission, which are available at the SEC’s Web site at www.sec.gov. Capital One and Hibernia disclaim any obligation to update and revise statements contained in this presentation based on new information or otherwise.

Additional information about this transaction. In connection with the proposed merger, Capital One will file with the Securities and Exchange Commission, a registration statement on Form S-4 that will include a proxy statement of Hibernia that also constitutes a prospectus of Capital One. Hibernia will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Capital One and Hibernia with the SEC at the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Capital One’s Web site at www.capitalone.com under the tab ‘Investors’ and then under the heading ‘SEC and Regulatory Filings’ or by accessing Hibernia’s Web site at www.hibernia.com under the tab ‘About Hibernia’ and then under the heading ‘Investor Relations—SEC filings.’

Capital One, Hibernia and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Hibernia stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Hibernia stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Capital One’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2004. You can find information about Hibernia’s executive officers and directors in its definitive proxy statement filed with the SEC on March 16, 2004. You can obtain free copies of these documents from Capital One and Hibernia using the contact information above.

With me today on the conference call is Mr. Richard Fairbank, Capital One’s Chairman and Chief Executive Officer, Mr. Gary Perlin, Executive Vice President and Chief Financial Officer of Capital One, and Mr. Herb Boydstun, Chief Executive Officer of Hibernia.

At this time, I will pass the call over to Mr. Fairbank for his remarks.

Richard Fairbank - Capital One — CEO

Thanks, Mike, and thanks to all of you for joining us on this morning’s call.

Last night, we announced the definitive agreement under which Capital One will acquire Hibernia Corporation. This acquisition creates significant long-term value by combining Capital One’s national-scale lending capabilities with Hibernia’s strong and growing local-scale banking business.

I’m delighted to have Herb Boydstun with us today, and I join all of Capital One’s management team, Board members and associates in welcoming Herb and his team to Capital One. Herb, you and your team have built a strong banking franchise and a winning platform for future growth, and we are thrilled to have you as partners.

Today, Herb, Gary and I will discuss the strategic and financial aspects of the acquisition and the combined company that it creates. We will take you through the presentation Mike just referred to, and we expect that it will take the better part of an hour. I know that’s a little lengthy, but we wanted to take this opportunity to provide you with a thorough and thoughtful explanation of the transaction.

I will begin on Slide 4 of the presentation. Capital One has agreed to exchange a combination of stock and cash valued at $33 for each Hibernia share, based on the closing price of Capital One shares last Friday, March 4. This results in a transaction value of about $5.3 billion. We have structured the deal as a combination of cash and stock, and the transaction is expected to be accretive to 2007 EPS. We expect to complete the acquisition in the third quarter of 2005, subject to normal regulatory and the Hibernia shareholder approvals. Gary will provide a more complete discussion of the financial aspects of the combination in a few moments.

One financial aspect I’d like to discuss now is the price, and you’ll find our analysis of premiums and multiples from comparable transactions on Slide 5. Valuing Hibernia at $33 per share represents a 23 percent premium over the prior 30-day average share price. Our review shows this is in line with premiums seen in comparable transactions. The acquisition price, viewed as a multiple of earnings per share and book value, is also in line. The premium to core deposits compares favorably with similar acquisitions.

Over the past year and a half, we have often discussed our bank acquisition strategy. We’ve consistently said that one of the key aspects of any successful deal would be a reasonable price. This analysis shows that our acquisition of Hibernia fits the bill. But the more important standard is to compare the price against the synergies and long-term value that the deal creates. The rest of our slides today will describe why we are absolutely confident that this transaction will create very strong value for our shareholders, our customers, our associates and our communities.

Turning to Slide 6, this transaction begins from the strong starting point of two well-established and successful financial institutions. Capital One is a Fortune 200 company with a market capitalization of $19 billion. We are a diversified consumer lender with industry-leading brands, direct marketing and credit risk management capabilities. We posted a decade-long track record of success, reflected in strong results across key metrics, including annual EPS growth of 29 percent and average annual return on equity of 24 percent since our IPO in 1994.

Hibernia has a bit more history, dating back 134 years. Today, Hibernia is the leading bank in Louisiana and a growing presence in Texas. They’ve achieved this by building and leveraging a strong consumer and commercial lending franchise with over 300 locations and over 6,000 associates.

Many of you have heard me talk about our retail financial services vision and strategy, which is summarized on Slide 7. Because it provides important context for our discussion today, let me briefly outline our strategy of combining national-scale consumer-lending platforms with local-scale deposits.

On the asset side, we believe that consumer-lending markets are moving inexorably from local scale and local brand on the corner to national platforms that can leverage the benefits of scale, brand, multi-channel marketing and data-driven underwriting. We’ve seen this trend drive consolidation in credit cards, and we’ve seen similar patterns emerging across consumer lending markets. Capital One is one of a small number of winners in the increasingly consolidated U.S. credit card market, and we’re looking to deliver growth in profits in adjacent consumer lending markets as they consolidate. Capital One is already delivering on this part of our strategy in auto finance, small business cards, and more recently beginning to do so in home equity.

Turning to liabilities and funding, local-scale deposits are strategically attractive for Capital One as well. Unlike consumer lending, deposits are an intensely local business. Despite all the inroads that national scale and direct marketing have made in consumer lending, the branch is still the dominant force in attracting deposits. As we’ve pursued our strategy, we’ve studied nearly all the banks in the U.S. The evidence that suggests that national scale — the evidence suggests that national scale does not provide competitive advantage in building a deposit business. On the other hand, we found compelling evidence that local scale does create competitive advantages. In market after market, we’ve observed that banks with the leading local share of branches have been able to build a local-scale deposit franchise that attracts more than a fair share of deposits efficiently and profitably.

Beyond deposits, we see additional opportunities in local scale branch banking that make it a strategic fit for Capital One. As an industry, branch banking is large, profitable, fragmented and consolidating. We believe that Capital One’s proven asset-generating capabilities, which I just described, are a powerful marriage with traditional branch banking by providing scale products and asset growth at local platforms cannot. We believe that combining national-scale lending with local-scale deposits and branch banking will deliver strong loan growth and profitability with more stability and lower risk.

Against the backdrop of our strategy, Slide 8 shows why we believe that the acquisition of Hibernia propels us squarely towards the bull’s eye of our vision. Capital One brings national scale lending platforms, industry-leading loan growth and performance and 48 million customer accounts, all powered by our proven IBS capabilities and our national brand. Hibernia brings the leading local-scale branch banking franchise in Louisiana and a high-performing threshold-scale growth platform for branch banking in Texas. They also bring a strong consumer, small-business and commercial lending orientation and a proven management team. We believe that this combination accelerates our ability to make the vision of national scale lending and local scale deposits a reality. The combined company will be very well positioned in the consolidating national consumer financial services markets, as well as the consumer and commercial markets in Hibernia’s regional footprint.

We expect this combination will enable Capital One to continue to deliver strong asset growth, increased diversification and enhance deposit growth. Our already-strong funding will be even more diversified, stable and lower cost. Earnings growth will continue to be among the strongest in the banking industry. This is a powerful transaction that continues and improves Capital One’s ability to deliver strong and stable growth and returns.

Slide 9 summarizes both near-term synergies and the longer-term value-creation opportunities I just discussed. Near-term synergies are modest and achievable, as they result mostly from overhead expense reduction and balance sheet savings. We also see near-term revenue opportunities from offering Capital One’s broader suite of products to Hibernia’s customers in Louisiana and Texas. We expect that these synergies will allow us to maintain our EPS trajectory. More importantly, we expect that the combination will create significant value longer-term, as we benefit from being a more diversified and more stable company with a lower risk profile. In addition, there are powerful opportunities to work with Hibernia to enhance the growth platform in Texas by leveraging Capital One’s industry-leading brands, unique marketing capabilities and millions of customers in Texas.

Moving now to Slide 10, as we’ve explore this transaction and conducted our due diligence, we’ve been consistently impressed by the strengths of Hibernia’s strategy and results. Obviously, Herb Boydstun and his team are the architects and leaders of this strong performance and we are extremely pleased that Herb has agreed to a three-year employment contract. He will become President of Capital One’s Banking business, which we will continue to operate as a distinct business unit. Herb will report to me and will continue to be responsible for all retail and commercial banking operations. We also expect the Hibernia management team to remain with Capital One.

I’d like to introduce Herb now, and he will talk a bit about Hibernia and his perspectives on the transaction.

Herb Boydstun - Hibernia — CEO

Thanks, Rich. It’s very nice to be here with you and the Capital One team today, and I look forward to Hibernia becoming a part of Capital One. There are so many opportunities we have to build our business and create value using the strength of both companies.

As you can see on Slide 11, Hibernia has delivered solid earnings growth with a compound annual growth of 13.8 percent since 2000. I’ve been very pleased with our earnings growth and our prospects for continued growth. Many times, banks sell themselves when they hit an earnings wall. Clearly, Hibernia has not hit an earnings wall. Our Louisiana franchise delivers strong results, and our moves in Texas are delivering strong results, even with the significant investments we’re making to build a long-term business and franchise there. We decided to sell because we see that Hibernia can play a key role in the strategy Rich has just discussed and, as a part of Capital One, we can deliver even greater value to shareholders.

The graph on Slide 12 shows Hibernia’s loan growth and diversification. The composition of our lending business is complementary to Capital One’s because there is little overlap. In the few lending businesses where we see overlap, we are confident that we can combine to achieve product and revenue synergies. It is important to know that, in recent years, we’ve been able to grow loans faster than our peers. We’ve achieved this growth by focusing on providing great value to our customers, not by loosening credit standards. We intend to continue to grow and deliver great value across all our lending businesses.

Slide 13 shows more detail on the composition and performance of our lending businesses. Across our markets, we’ve achieved the leading position in commercial lending, small-business lending and consumer lending. As I mentioned on the last slide, we didn’t get here by loosening credit standards or cutting price. Rather, we’ve built a strong franchise by building deep relationships with our customers, by providing high levels of service and by becoming trusted financial advisers. In short, we’ve focused on providing great value for our customers over the long term. This strategy pays off for us by delivering strong bottom-line credit performance and profitability. The charge-off and ROA numbers on the slide reflect this performance across our businesses. We remain committed to the growth, credit quality and profitability of all our businesses, and we believe that adding Capital One’s strategy and capabilities will enable us to deliver on that commitment.

Slide 14 shows deposits and growth for Hibernia, broken out for Louisiana and Texas. Hibernia’s Louisiana deposit base is big, stable and growing. Texas represents a relatively new but already high-performing deposit growth opportunity. Growth in Texas is stronger, powered in part by the Coastal acquisition and in part by branch banking strategy that we will discuss in a moment. Some 22 percent of our deposits are now in Texas. This combination of a strong and growing base, plus a growth platform in deposits, is a great fit with the strategy Rich just discussed and a great opportunity to build long-term value from the combination.

That’s a quick overview of Hibernia and how I see some of benefits of this transaction. Now, I will turn it back to Rich to talk about how the combined companies will look.

Richard Fairbank - Capital One — CEO

Thanks, Herb, and congratulations on what you and your team have built at Hibernia.

The next two slides show pro forma views of how the combined company would look in terms of loans, earnings and liabilities. I will look first at loans and earnings on Slide 15. As I discussed at the beginning of the call, Capital One is already well down the path of diversifying both loans and earnings. The acquisition provides a big step forward in our diversification strategy and continues to deliver very strong bottom-line profitability, as shown by the 1.5 percent return on assets and 17 percent return on equity in the table below the right-hand graph.

Slide 16 includes a graph on the left side of the page that summarizes the further diversification of our liabilities and sources of funds, as well as the table on the right that shows the lower cost of funds. Adding Hibernia’s branch-based deposits further fortifies and balances our funding mix with 40 percent of funding from deposits and 45 percent — 46 percent from securitizations. Hibernia’s lower-cost deposits also directly reduce Capital One’s combined funding costs. These lower costs do not include any long-term funding cost benefits that could result as markets begin to price Capital One as a more diversified and more stable, lower-risk company.

So far, we’ve discussed many of the synergies, key strategic benefits and Pro Forma views of the combined company. I’d like to turn now to a discussion of branch banking, because this is one of the key sources of long-term value and a key component of our strategy. Slide 17 shows Hibernia’s industry-leading position in both the Louisiana and New Orleans market. Hibernia is the clear market leader and continues to compete and win against some very strong national and regional players.

The two graphs on Slide 18 shows the power of local scale with the graph on the left focusing on Louisiana and the graph on the right on New Orleans. These graphs show the relationship between share of branches, shown on the horizontal axis, and share of deposits, shown on the vertical axis. In both cases, you can see that Hibernia gets more than its fair share of deposits compared to share of branches. This is one of the insights that drives the local scale part of our consumer Financial Services strategy and is one of the reasons that we found Hibernia to be an attractive business. It’s worth pausing to savor these graphs, as they demonstrate compelling evidence of local scale deposit advantages that we have been talking about over the past year and show why Hibernia’s deposit base is a great entry point for Capital One to get into branch deposits.

Moving now to the deposit growth opportunities in Texas, you can see from the map and tables on Slide 19 that Hibernia is leveraging its strength in Louisiana to expand into Texas and is establishing a strong presence in the key Houston and Dallas markets.

The next two slides demonstrate the attractiveness of the Dallas and Houston markets. Both slides show data for the 15 largest metropolitan areas in the United States, ranked from left to right by population. The graph on Slide 20 shows that Dallas and Houston are the second and third fastest-growing large metropolitan areas in the United States with almost double the average growth rate of the top 15 largest cities.

Slide 21 makes another important point about these markets — that branch banking in Dallas and Houston have not kept pace with population growth, so that both cities are under-branched. The combination of large and fast-growing populations plus already high populations per branch makes these cities among the most attractive markets for a strong de novo branch strategy.

Herb and his team are already executing a promising de novo branch strategy in Texas, which we discuss on Slide 22. The Texas branch banking strategy focuses on getting the most attractive real estate and locations, building branches that create and support high-end retail customer experience, and operating those branches to deliver a high level of customer service and amenities. Hibernia has opened sixteen of these branches so far and plans to add twenty more in 2005 and twenty more in 2006. The anticipated cost of these expansions are already in Hibernia’s key financial expectations. Results so far are very strong and we expect to continue to see very good deposit growth and internal rates of return from these branches. I’ve visited several of the new branches personally, and I’m very impressed and excited about what Hibernia, led by Herb and by John Laing in Texas, have achieved.

Turning to Slide 23, you’ll see some data that support our assessment of the Texas de novo branch strategy. While still early in the game, this league table shows that Hibernia’s branches generate almost $15 million in deposits in their first year, outperforming many strong, national competitors who have opened de novo branches in Dallas and Houston. These results make a strong case for Hibernia’s ability to compete, and we believe adding Capital One’s capabilities and resources can enhance the strategy and results even further.

The graph on Slide 24 is a bit complex. For those of you who have followed Capital One and all our vintage curves on the lending side will find it very familiar. It illustrates an important point that reinforces our expectations of continued success. The two heavier lines on the graph show deposit growth for Hibernia’s competitors in Dallas and Houston and for Hibernia’s branches that been opened for twelve months or more. These are the same 3 branches we discussed on the last slide. You can see that Hibernia branches grow deposits more quickly into higher levels than competitive branches, just as we discussed on the last slide. The lighter lines on the graph represent thirteen Hibernia branches that have been opened for less than twelve months. These lines show the deposit growth at more recently opened branches is in line with and in many cases outperforming the earlier branches, which as we’ve already shown have very strong performance. While this is a small sample size, the evidence so far points to continued high-performance from the Texas de novo branch strategy.

Slide 25 shows a few snapshots of our now-familiar brand images and a league table showing our industry-leading brand awareness. We believe that our strong brand, as well as our customer base and are proven information-based marketing capability, can enhance and accelerate Hibernia’s successful branch banking strategy.

Slide 26 discusses key aspects of the integration. While extensive operational integration is often a critical part of a traditional bank acquisition, that is not really the case in this transaction. Because Capital One is basically entering the branch banking space with this deal, we do not face the complex, contentious and risky task of cutting redundancies and ringing significant costs out of the merged entity. Rather, we expect relatively modest levels of integration, including some cost savings and synergy from reducing corporate overhead in limited areas of business overlap. The more critical part of our integration is the relatively positive task of combining complementary capabilities to create and realize long-term value.

With respect to brand, Hibernia has a great brand and a long history in Louisiana. We have great respect for what they have achieved and what their brand stands for. At Capital One, we have built a national brand that is a household name and we have 48 million customer accounts, including many in Louisiana. While we do intend to change the brand, there is one thing I want to stress above all — unlike many banks that come in and change out everything, we’re going to maintain what is. Hibernia will continue to be run by Herb Boydstun and his management team, and the tradition of great customer service will continue.

I’m going to Louisiana this afternoon to begin meeting with employees, customers and government officials. We will work hard to make this transition work for all of our customers and other local constituencies, and that work begins in Louisiana today. We take the challenge of integration and managing integration risk very seriously. We begin with strong buy-in and commitment from both Hibernia and Capital One leadership. We expect to benefit from modest levels of integration, and we’ve identified dedicated senior executives who will be accountable for the integration and for achieving the synergies.

Slide 27 outlines the extensive due diligence we completed. We combined senior Capital One executives with outside experts to ensure that the experience and expertise of the team were up to the task. We have spent significant time on due diligence over a 3-week period. This includes extensive, on-site activities, data reviews and management discussions. We also visited physical facilities, including almost all of the new de novo branches. We liked what we saw and continue to be impressed with Hibernia’s businesses and their people.

The next three slides show league tables for loans, deposits and long-term earnings growth for the combined company. Turning to Slide 28, you’ll see that Capital One will become the ninth largest consumer lender. As we have always said at Capital One, size for its own sake is not particularly compelling. However, the acquisition does add to our already formidable national-scale platforms in consumer lending, which enables us to further leverage the power of our national brand, scale efficiencies and sophisticated but scale-sensitive marketing and credit-risk management capabilities.

The league table on Slide 29 shows that we will be a top 20 deposit institution and that the acquisition provides a significant growth boost as we move from 27 to 18. I want to be clear that we’re not showing this league table to make any points about pure size or national deposit scale. We’ve said all along that deposits are a local-scale game and this acquisition positions us well in the local-scale game in Louisiana and Texas. We’ve included this slide just to show how far we’ve come in diversifying our company.

To us, the league table on Slide 30 is the one that really matters most because it shows that, among the acquisition positions — excuse me, it shows that the acquisition positions Capital One to be the leader and long-term EPS growth among the 15 largest banking institutions, ranked by market capitalization. This is evidence that the acquisition will continue to help Capital One deliver strong bottom-line results.

In summary, I take you back to the key points shown on Slide 31. We believe that the combination of Capital One and Hibernia is an attractive opportunity for our customers, our associates, our communities and our shareholders. We’ve got a winning national-scale consumer-lending and local-scale branch banking strategy that delivers strong results today, as well as a platform for future growth. We believe this transaction will create significant value over time, has very achievable near-term synergies and minimal disruption to our current EPS trajectory. It will also deliver a real upside to shareholders due to significant value created by expanding Hibernia’s branch network. While the integration risk is low, we are dedicating significant senior resources to ensure that we manage integration risk and deliver the synergies and long-term value of the combined company.

Now, Gary will finish the presentation by discussing the financial aspects of this transaction.

Gary Perlin - Capital One — CFO

Thanks, Rich, and allow me to add my welcome to Herb Boydstun and his team to Capital One.

Let me finish up our presentation with the financial overview of the transaction, starting on Slide 33. Here, we repeat the key terms of the transaction. From a financial perspective I’d like to highlight a few items. The consideration represents $33 in value per Hibernia share, based on Capital One’s March 4 closing price of $78.08. Consideration will be paid in the form of Capital One common stock or cash at the election of Hibernia shareholders, subject to proration. The total transaction value at announcement is approximately $5.3 billion, and the stock cash mix, again at announcement, is 55 percent stock and 45 percent cash. This structure essentially locks in transaction economics today, as Capital One is issuing a fixed number of shares, 37.68 million, and a fixed amount of cash, $2.4 billion. Hibernia shareholders will be offered an election of Capital One stock or cash, subject to proration, to achieve the fixed number of Capital One shares and total cash I just mentioned. The transaction is structured to be tax-free to Hibernia shareholders on the receipt of the stock portion of consideration.

As Rich stated earlier, Herb Boydstun will join the Capital One executive management team and Bo Campbell will be added to the Capital One Board. The transaction is subject of customary approvals, including Hibernia shareholder approval and regulatory approvals. The approval of Capital One shareholders is not required, given the number of Capital One shares being issued.

Finally, we expect to close this transaction during the third quarter of 2005.

Moving to Slide 34, I’d like to cover some of the basic financial inputs and assumptions for the pro forma financials. First, the earnings estimates for Capital One and Hibernia are based on I/B/E/S per-share estimates for 2005 and 2006 with the I/B/E/S long-term growth rate applied to calculate earnings for 2007.

As you have heard earlier, we believe the two companies can produce pretax synergies of $135 million in 2007, the second full year of combined operations. I will discuss these synergy estimates in greater detail in a moment, but you should know that they include cost savings, balance sheet optimization and near-term revenue opportunities.

Following due diligence, our preliminary estimate of the core deposit intangible is 2.5 percent of core deposits, and we are using a seven-year accelerated amortization schedule. We currently estimate merger-related costs, including both restructuring and transaction costs, to total $175 million pretax. Finally, Capital One intends to finance the acquisition with internal cash resources. The cost of this financing is essentially the foregoing yield on our cash and securities portfolio, which we currently estimate at 4 percent.

On Slides 35 and 36, I will want through the income statement impact of the transaction. Slide 35 shows an illustrative combination of the companies based on I/B/E/S earnings projections, the transaction structure and the financial assumptions I just noted on the previous page. As indicated earlier, we intend to close the transaction in the third quarter of 2005. This illustration assumes a September 30, 2005 closing date with CDI amortization commencing and certain merger-related costs being expensed in the fourth quarter of 2005. For simplicity’s sake, we show only 2006 and 2007, the first full years of combined operations.

As you can see in the pro forma GAAP earnings row, the two companies together would have, including estimated transaction and synergy adjustments, a combined earnings power of nearly $2.4 billion in 2006 and $2.8 billion in 2007. We also show operating earnings and cash earnings. Operating earnings, as you know, exclude estimated future expensed merger-related costs which cannot be capitalized. We anticipate that all of these expenses will occur before or during 2007. Cash earnings exclude both expensed merger costs as well as CDI amortization. You can also see that we are phasing the synergies in 45 percent in 2006 and 100 percent in 2007.

Turning now to Slide 36, you’ll see the estimated EPS impact to Capital One for the transaction, again assuming ibis estimates for 2006 and 2007. In 2006, due to the phase-in of synergies and the CDI amortization, the transaction would result in EPS dilution to Capital One of 1.6 percent on a GAAP basis and 1.0 percent on an operating basis. By 2007, with the synergies at run-rate, the transaction is 0.3 percent accretive to GAAP EPS and 0.7 percent accretive to operating EPS. I will note, in the last row, that the transaction is estimated to be immediately accretive to cash EPS in 2006 and shows good cash accretion of 2.1 percent by 2007.

Now, let’s turn to Slide 37, where I summarize the synergies we are confident that the combined Capital One and Hibernia can achieve. First, let me emphasize that these synergy estimates of based on the results of our thorough due diligence on Hibernia and working with their management team as well as Capital One’s own planning for a bank acquisition over the last 18 months. In expense savings, we estimate $75 million in pretax efficiency gains by 2007 from combining the two companies. Although these cost synergies will come from overlapping functions in both companies, $75 million is equivalent to only 12 percent of Hibernia’s 2004 normalized noninterest expense. We are also projecting, by 2007, balance sheet benefits of $25 million pretax. This is comprised of the number of elements. One is a liquidity adjustment, reflecting a planned, modest reduction in Capital One’s undrawn conduit lines and securitization stockpile permitted by the enhanced funding diversification of the combined company.

The second is use of alternate funding, such as securitization or federal home loan bank advances, for selected Hibernia assets. While such funding has not been attractive for Hibernia in light of their deposit costs, it is more attractive to Capital and some of our higher cost deposit and unsecured note funding sources.

The third element of the funding benefits comes from increasing the growth of Hibernia’s deposit base by using Capital One’s marketing expertise and Hibernia’s existing and planned branch network, and by steering our in-market customers to their branches. These incremental deposits above Hibernia’s planned growth rate will allow us to reduce less cost-effective Capital One funding sources.

Third, we also plan to achieve $35 million in revenue synergies by 2007. This comes from a number of sources but primarily from offering Hibernia customers Capital One’s industry-leading and broader product offerings in auto, personal and small-business card and home equity products. Over time, we can also achieve improved profitability on joint customers from our card business and Hibernia’s deposit business from increased usage and better credit positioning.

The home equity synergy, to take one example, is where Capital One is well-positioned for growth by linking our recently acquired, direct home equity-origination platform with the national customer flow of a regional home equity lender like Hibernia.

On Slide 38, we summarize the total cost we estimate are related to the transaction. We estimate total merger-related costs of $175 million, including transaction costs of $35 million. Excluding the transaction expenses, these costs are approximately 1.9 times the run-rate cost savings of $75 million, which is in line with typical merger-related costs. Of course, these costs are estimates based on our due diligence and integration turning to date, and they obviously will be refined over time. However, we do feel confident in these estimates. Of these costs, we expect that a significant portion will be capitalized as part of the transaction costs at closing. The remainder we are assuming will be expensed evenly over the eight quarters following transaction close.

Finally, on Slide 39, we look at the capital position of the combined company. As a result of this transaction, Capital One’s tangible common equity to tangible managed asset ratio will be approximately 7 percent at transaction close. We expect that the combined capital generation of the two companies will move this ratio to around 8 percent by the end of 2006. This capital path is consistent with our approach of delivering growth while building a stronger balance sheet.

Before opening the call up to questions, let me summarize the financial messages of this acquisition. The transaction is of a prudent size and valuation. The combination brings meaningful asset and funding diversification to Capital One. We can achieve reasonable near-term synergies and expect to realize additional long-term value-enhancing opportunities, and the transaction maintains Capital One’s earnings growth trajectory while helping us build an even stronger balance sheet.

In closing, we are confident that this combination creates strong value for both Capital One and Hibernia shareholders. We now welcome your questions. Michael?

QUESTION AND ANSWER

Operator

Thank you. The question-and-answer session today will be conducted electronically. (OPERATOR INSTRUCTIONS).

Question From Caller

The interest savings, the cost of funding savings of only 25 million and some of that coming from your own liquidity benefits, the reducing of liquidity at Capital One just seems extremely low to what it seems — it appears the potential would be — and I wonder if you could explain that, what your asset strategy is. It just seems to me that it ought to be multiples of that 25 million over time.

Gary Perlin - Capital One — CFO

This is Gary. Thanks for the question, and thank you for recognizing the very powerful funding synergies we expect to realize as a result of this transaction. Remember, we are only looking out through 2007 and the reason I went through and gave you all of our assumptions on the funding synergies is those are the ones on which we have clear line of sight. Obviously, to the extent we are able to continue to drive the deposit growth strategy that has been described, that would obviously offer the opportunity to improve on those results, but we wanted to make sure that we could offer line of sight to you for where we would be by 2007. Again, thank you for identifying the fact that a lot of the long-term value will come from being able to drive additional deposit growth in the future, which will obviously have great enhancement to our bottom line.

Question From Caller

I was wondering if you could talk about, on the revenue side, what opportunities there may be in debit cards now that you’ve got access to, you know, a core deposit base.

Richard Fairbank - Capital One — CEO

Okay, Patricia, well, the debit card market has been something that we have been eyeing with great interest over the years, but from the point of view of being a credit card issuer, it has been difficult to go after that business. I think we have a lot of value to add to the debit card business, and that would be one of the first things that we would look at when we did business with Hibernia.

Question From Caller

Hi, Gary, I apologize and you should feel free to skip me if this is an inappropriate question, but I missed the point on the revenues, the balance sheet synergies. I’m wondering if you could just go over that one more time.

Gary Perlin - Capital One — CFO

Sure, Ken. I think these are important enough that I would like to go through them one more time. Okay, we’ve got $25 million in balance sheet synergies by 2005. We start by optimizing our liquidity strategy. We can reduce, by a small amount, the amount of undrawn conduits we have on which we obviously pay a commitment fee. We’re also assuming that we can reduce slightly the stockpile of securitization that we have built as a result of simply having a much stronger funding platform. So there’s savings there.

Secondly, we’re going to be able to make use of some of the funding instruments, which are available to Hibernia, for example home loan bank advances and securitizing some of their assets, which they’ve chosen not to do quite reasonably because they have very good, strong, low-cost deposits. However, those additional funding vehicles actually are quite attractive to Capital One when we compare it to some of our higher-cost unsecured notes and branchless deposits. So we will make use of those.

Third, what we have factored in is a modest amount of additional deposit volume being steered into Hibernia’s branches, both in Louisiana and in Texas, the existing branches and those that are already in the Hibernia plan, as the result of our relationship with our customers and our ability to market to them. The value of the incremental deposits as a result of this will allow us, again, to reduce our dependence on some of our higher-cost funding sources. In fact, that is a very powerful source of synergy but we have relatively small expectations for volume in the first couple of years before we are able to bring on-stream the additional deposits that will be generated by the branch growth.

Question From Caller

Thank you. Rich, could you give your latest thinking on how Hibernia’s commercial lending fits in with Capital One’s consumer strategy?

Richard Fairbank - Capital One — CEO

Yes, Josh, and then I will turn it over in a minute to Herb. I think Herb has built a very solid, low-risk commercial lending business, which I think offers nice diversification for Capital One. So, I think that, you know, our view, it would be that we want to encourage Herb to keep doing what he’s been doing on the commercial lending side, and I think it will add appropriate growth opportunities at relatively low risk.

I’d like to turn it over to Herb at this point.

Herb Boydstun - Hibernia — CEO

Thanks, Rich. We have had a very nice commercial business in our franchise and it’s an area where we have been able to experience very good deposit growth, as well as good loan growth. The commercial customers are very important to our franchise and we want to continue to serve those well in our markets, as well as continuing the strict credit criteria and strict underwriting criteria that we have adhered to over the last several years.

Question From Caller

Thanks. Rich, I’m wondering if you could maybe elaborate a little on the expansion in branch banking from this point. Is there something you would see more towards building out the Hibernia franchise in Louisiana and Texas, or perhaps are there other types of banks around the country that, like a Hibernia, that might make sense for Capital One?

Richard Fairbank - Capital One — CEO

Well, Joel, what we like about this acquisition is that it puts us in a position to have the platform and the scale to grow retail banking. Unlike many of the banks that we looked at who often were either in markets where they were trapped a little bit without a leading scale position or a market that didn’t have a lot of growth opportunity, what we have here is the unique combination of a very strong scale position in one market and a growth opportunity in one of the nation’s very most attractive markets.

The other thing particularly unique here is the fact that, unlike a lot of other banks, Herb and his team already have a business model that really appears to be working, although it is relatively young and we will of course continue to look at it closely. This model really appears to be just the type of thing that we were looking for. They are not expanding by aggressive price or by doing things that are short-term-focused; everything about what they’ve built in Texas has a long-term value-creating kind of focus. It was — you know, I want to encourage some of you who get a chance to go to Texas to actually visit these branches. I mean, these are upper-end, impressive, very retailer-focused branches. So, at the top of our list, in addition to pulling off the integration of this deal, will be to really study what is the opportunity to accelerate the de novo branch strategy that Herb has developed.

Because Herb’s team — his company has in their history something like 26 acquisitions they have done, the possibility of doing some acquisitions along the way would be possible. But I think the key thing here is we now have line of sight to a growth strategy that is very tangible and will generate — an opportunity to generate the kind of deposit growth that I think can be transformational to Capital One.

The important thing from the economics of this deal is that upside; we didn’t need to put that upside in the numbers to justify this deal. Of course, we are very focused on that upside, but this deal, with the synergies Gary has talked about and the projections for the kind of growth that Herb already has in his numbers, the deal goes around with that but has the upside that we think has investments that will compare very favorably with the portfolio investments that we have across our company.

Question From Caller

Rich, you know you talk a lot about the deposit growth opportunity with the HIB franchise. You know, I guess given the strong asset-generation capability in Cap. One, what kind of expectations should we have in terms of deposit growth for Hibernia, you know, including the de novo expansion? Then when you look at deposit growth, obviously Texas is very attractive from a de novo perspective. But is there some opportunity to increase penetration in Louisiana, where there’s less competition, and really from a retail perspective, Cap. One would have less — more of an unabated opportunity there?

Richard Fairbank - Capital One — CEO

Yes, thank you, Stephen. I think we would like to share with you, over time, as we get more physical with what Herb has built there and we get more months under our belt with respect to his de novo strategy, how rapidly we think beyond Herb’s twenty and — twenty-branch expansion over the next couple of years is really possible here. At this point, I’d be hesitant to project that. We certainly are bullish about the opportunity but we have not quantified any planned investment at this point because I think that’s what we want to be getting more physical on in the next number of months. But I think certainly a combination of what he has built, the early returns and just the Texas market itself, is something that is certainly very attractive to us.

In Louisiana, you know, it’s — I think Louisiana represents a continued moderate growth opportunity for Hibernia because they can leverage their strong market position and the increasing capabilities in retailing that they are developing to bring a competitively-advantaged sales culture and service-orientation to their already leading position. So, I think we see a medium-growth opportunity there but obviously tremendous upside in Texas.

Question From Caller

Thank you. I wonder if you can address what may happen to the deposit growth rate if Hibernia increases the rate it pays out on deposits. Obviously, we’ve heard that Capital One is probably capable of paying a higher rate, given its need fund assets. I wonder, Herb, if that means you can grow deposits faster. Then on Richard’s side, whether access to low-cost funding will actually increase your mid-teens asset growth guidance.

Richard Fairbank - Capital One — CEO

Okay. You know, Howard, we’ve spent a lot of time over these years as we have eyed the banking business, studying everybody that is growing. In many ways, there aren’t that many, frankly, that are really actually growing their deposit business on an indigenous basis, you know, as dramatically. But we’ve been struck that so many of the models are rate-driven. We have done the best that we can in our analytical obsession to reverse-engineer the economics of those things, and I think that some players have created some strong business opportunities through rate. Certainly, rate is something that — if there’s any company that understands how to create pricing based on rate, certainly we have a lot of experience with that. But to us, truly the really great opportunity, though, is not to attack with rates but really to compete on the basis of superior retailing capability, with superior locations, amenities and the customer experience. I think this is something that the retail banking industry has been crying out for many, many years, and you’re starting to see, in the marketplace, a few players go forward with successful strategies along this line. So, while we have the capability to play the price game at Capital One, I am actually and particularly attracted to the service and quality game that they have built at Hibernia. While of course we will continue to look at all opportunities, I think that the best franchise-building strategies are those that are consistent with what they have built at Hibernia.

With respect to will this alter our projections of our growth, I think, Howard, we are not changing any of our projections at this point with respect to asset growth, but to go back to the thing about this deal and why we buy a bank, the striking thing is we get many benefits at the same time because I guess we get a deposit growth opportunity here; we get a nice franchise in Hibernia. But to us, it’s very comforting for a company that has a pretty aggressive national-scale asset-origination business in new markets, even in some markets where the capital markets are in the process of evolving even along with the consolidation of those markets. You have the opportunity for a strong and growing retail deposit business that is low-cost and so stable I think certainly enhances our ability to execute on continued asset growth, even though we are not changing those projections at this time.

Question From Caller

Rich, how should we think about Capital One three-to five-years from now? Is it more likely that you get larger in the bank size, or should we still think of you as a national asset generator that has now, well, simply — not simply but has gotten a much better funding mix? As we look forward three-to five-years years, is it likely that you grow all asset categories, including the new ones that you’ve acquired in this transaction? You know, in terms of future M&A, is it more likely that you do more in the banking area or is this really a one-time shot and you do more in the, say, home equity area or lending area? Thanks.

Richard Fairbank - Capital One — CEO

Thank you, Bruce. I mean, I want to say, in many ways, we’re going to be the same old Capital One that you’ve always known but in some ways, we will be fundamentally different. I think where we will be the same is that you’ll see us continuing to grow in the same kind of businesses that we have, the same kind trajectory and with the same strategy.

The two things that change here is I think the sort of the diversified profile of both sides of our balance sheet I think are so different from many of our competitors and certainly different from where we were a number of years ago. I think that will change the — that will further enable us to do the things that we always wanted to do.

But the other way I think to look at this bank is to view it in many ways from a growth opportunity as another division of Capital One. We continue to look across all of our divisions for the very best growth opportunities to invest in. So, I think that the deposit and banking opportunities that Herb has are going to compete well in the Capital One marketplace for investment. But I don’t think you’re going to see Capital One suddenly becoming a company just obsessed on buying regional banks or anything like that. I think it’s more going to be, you know, an enhanced form of what you’ve always known from Capital One.

Question from Caller

I was wondering if you could — I thought you had mentioned that you’re going to rebrand Hibernia. Was there any thought to leaving the brand in place, given the fact that sort of — given the fact that it has 25 percent market share or roughly 25 percent market share in Louisiana? I imagine it has built up a lot of goodwill associated with its brand over the past 100-plus years.

Richard Fairbank - Capital One — CEO

Michael, that is a great question and you can imagine Herb and I and many have spent a lot of time talking about this subject. You know, we’ve great respect for the Hibernia brand and I think that, one, it’s — one doesn’t in a way want to do anything to change what they’ve built over more than 100 years. I think what we work backwards from, though, is when you think about it, it would be — you know, for a company that has built a national brand that is continuing to become one of the nation’s largest financial institutions, I think that to imagine forever sort of operating in a dual-brand environment is kind of an impractical thing. So, what we want to do is, being incredibly careful and respectful about what Hibernia has created there in Louisiana, is to, at the right time, make that particular brand change. I do want to flag that we have well over 0.5 million customer accounts in Louisiana. As well, we are certainly a well-known brand there. But the key thing that we need to do is to say that, while the signs are going to change to another very recognized brand, that this sign change will symbolize something that’s very different from the typical thing that happens when a sign change and that symbolizes everything changes and the people from out-of-town are coming in and tell you how to do business. In this case, people from out-of-town have great admiration and respect for what has been created and what the Hibernia brand stands for. This brand change is really going to reflect that what Hibernia has is going to be leveraged by the power of what stands behind that national brand, but mostly beyond that, we’re going to let the people who have built it really continue to do so.

Herb Boydstun - Hibernia — CEO

Michael, this is Herb. I might add these comments — our company has been through a large series of acquisitions, and I think we’ve acquired probably 20, 25, 26 companies over the years. As we’ve worked through the integration of the companies, what we find is nobody likes to see the name of the old company go down. But what’s important is to see the same faces sitting behind the desks serving customers well. As long as our people continue to provide the level of service that our customers are accustomed to receiving, I think that we can minimize what negative may occur through the name change.

Question from Caller

Many analysts following Hibernia had pegged them as an acquirer of banks in Texas to increase their market share. Is that something you still envision them being able to do as being kind of a separate subsidiary under Capital One?

Richard Fairbank - Capital One — CEO

Hibernia certainly has a lot of acquisition capability and you know, in fact, acquisitions are increasingly becoming a capability of Capital One as well. I think the difference between Hibernia’s position and most banks that are looking to expand in other markets is that Hibernia does have a growth model with respect to de novo that really differentiates it from the competition. So obviously over time, we will have to continue to horse race growth opportunities through de novo with other very synergistic acquisitions that could exist there, but you know, I think the key thing is we have line of sight to growth opportunities and don’t — unlike most banks — don’t have to say we need an acquisition in order to grow.

Question from Caller

I was just wondering if the other senior management members at Hibernia were locked into contracts? If so, for how long?

Herb Boydstun - Hibernia — CEO

Laura, this is Herb. That is something that we will be looking at over the next several weeks. I have a very, very strong, very good management team and it is my desire to keep it together.

Question from Caller

Good afternoon or good morning. Two questions: One, will the deal change your opinion or outlook on retaining home equity generation through either the business you acquired abroad or domestically? Two, I was wondering if you’ve put your head together yet with Dave Lawson and formulated a plan for implementing the Capital One auto finance brand into the Hibernia branches and what kind of increased growth opportunity you might see for that brand through the branches? Thanks.

Richard Fairbank - Capital One — CEO

Okay, Craig, with respect to home equity, as you know, in both the U.S. and the UK, we bought basically a broker model, one that originates but is not an asset-holding model.

You know, these markets — let me mostly focus on the U.S. here but I think the principles would apply in both markets. The key thing that’s going on is there’s a pretty dramatic consolidation of the home equity market. This is in many ways the fastest-growing market right now. The rate of consolidation is very significant, so the issue is how does a company that is still very small in the home equity business put itself meaningfully into riding that acquisition — excuse me, that consolidation — wave? To us, the key is origination scale. By buying a broker, this is the fastest way that we can build origination scale.

Now, that said, having a deposit franchise certainly enhances our ability, at the right time and for the right loans, to put some of this stuff on the balance sheet. So, certainly not lost on us when we look at the major home equity players that these are banks with big balance sheets that are doing this, and also the securitization markets for home equity, particularly home equity lines, are not completely developed for all product lines and so on. So, when I look at our tendencies at Capital One, which are to grow pretty rapidly and create often sort of specialty, higher-margin kind of products sometimes which are not the first to become commoditized in securitization markets, you have a growing low-cost retail deposit balance sheet I think certainly gives us more flexibility (sic) as we grow our home equity business.

With respect to Dave Lawson, let me just say that Dave Lawson now — you’ve seen David has built a national auto finance business. One of the things he’s now pretty experienced in is how to deal with the integrating with another player who is also in this business. Of course, right now, he’s in the middle of the Onyx deal and that’s going extremely well. So I think Dave sees the opportunity for both some cost savings but also some market expansion and financial benefits from offering the very broad auto finance product line to the very capable team that exists in Hibernia. Just an example is there’s a blank check product, something that I think Herb and his people expressed a real interest in the kind of capability that that product offers for a company like Hibernia.

Question From Caller

This is for Gary. Do you expect to change — or I’m sorry, sell some of your securities portfolio on Hibernia’s balance sheet? If so, should we expect some kind of — what kind of economics should we expect? If not, then could you sort of tell us why you think that’s worth holding onto? Thanks.

Gary Perlin - Capital One — CFO

Well, Matthew, thanks very much. First of all, let me just be very clear that the cash that is being used in this transaction is already available within the Capital One holding company; it’s on-hand, and so we do not need to accelerate the liquidation of any of our securities. We will simply take a look at the combined portfolios and come up with an optimal structure of that portfolio over time. The two companies have very similar approaches to interest rate risk management, no real exposure to significant interest rate moves, so our feeling is that we will try and maintain just the right amount of liquidity to support the growth and balance sheet strength that is the hallmark of this transaction.

Mike Rowen - Capital One — VP IR

Thank you, everyone, for joining us on this call today and thank you for your interest in Capital One and Hibernia. Our Investor Relations staff will be available today to answer any questions you may have. Have a good day.

Operator

Once again, thank you all for joining us today. That does conclude today’s presentation. Have a wonderful afternoon.